
SembCorp
Industries

Rule 12g3-2(b) File No. 825109

22 May 2003




Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

Rule 12g3-2(b)File no.825109

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Deemed Interests

Name of director:	Goh Geok Ling
Date of notice to company:	22/05/2003
Date of change of deemed interest:	21/05/2003
Name of registered holder:	Chua Bee Eng (spouse)
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Purchase of Company's shares by Mr Goh's spouse

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	50,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.17
No. of shares held before the transaction:	40,000
% of issued share capital:	0
No. of shares held after the transaction:	90,000
% of issued share capital:	0

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	40,000	100,000
% of issued share capital:	0	0
No. of shares held after the transaction:	90,000	100,000
% of issued share capital:	0	0
Total shares:	90,000	100,000

Submitted by Linda Hoon Slew Kin, Group Company Secretary on 22/05/2003 to the SGX